UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                                                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the abolishment of China’s one-child policy and implementation of the new two-child policy from January 2016) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; the non-binding proposal letters from Golden Meditech Holdings Limited and Nanjing Xinjiekou Department Store Co., Ltd. and the proposed transactions between the foregoing companies; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and year ended March 31, 2016 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2015 and 2016

	March 31,	March 31,
	2015	2016
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	2,436,655	3,008,422	466,567
Trading securities	7,708	—	—
Accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB28,624; March 31, 2016: RMB38,261 (US$5,934))	120,762	124,645	19,331
Inventories	23,803	28,326	4,393
Prepaid expenses and other receivables	19,508	24,412	3,786
Deferred tax assets	10,270	14,056	2,180
Total current assets	2,618,706	3,199,861	496,257
Property, plant and equipment, net	603,167	574,567	89,108
Non-current deposits	207,258	218,379	33,868
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB55,211; March 31, 2016: RMB62,633 (US$9,714))	194,238	165,011	25,591
Inventories	58,224	64,322	9,975
Intangible assets, net	115,928	111,307	17,262
Available-for-sale equity securities	122,416	162,734	25,238
Other investment	189,129	189,129	29,331
Deferred tax assets	2,618	2,617	406
Total assets	4,111,684	4,687,927	727,036

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,305
Accounts payable	12,673	13,248	2,055
Accrued expenses and other payables	87,381	61,304	9,507
Deferred revenue	220,140	257,692	39,965
Amounts due to related parties	20,802	53,255	8,259
Income tax payable	10,081	8,524	1,322
Deferred tax liabilities	9,100	14,300	2,218
Total current liabilities	420,177	468,323	72,631
Convertible notes, net[1]	808,049	906,222	140,543
Non-current deferred revenue	1,099,399	1,321,239	204,907
Other non-current liabilities	215,585	255,932	39,691
Deferred tax liabilities	25,261	22,786	3,534
Total liabilities	2,568,471	2,974,502	461,306

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2015 and 2016, respectively	50	50	8
Additional paid-in capital	814,678	873,654	135,493
Treasury stock, at cost (March 31, 2015 and 2016: 136,899 shares, respectively)	(2,815)	(2,815)	(437)
Accumulated other comprehensive income	63,230	84,779	13,148
Retained earnings	662,615	753,585	116,871
Total equity attributable to China Cord Blood Corporation	1,537,758	1,709,253	265,083
Non-controlling interests	5,455	4,172	647
Total equity	1,543,213	1,713,425	265,730
Total liabilities and equity	4,111,684	4,687,927	727,036

1 With the adoption of Accounting Standards Update No. 2015-03 in the current fiscal year, debt issuance costs of RMB7,802 and RMB4,437 (US$688) as of March 31, 2015 and 2016 are presented as a deduction to the carrying amount of convertible notes, instead of reported on the balance sheet as an asset. The costs will continue to be amortized to interest expense using the effective interest method.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2015 and 2016

	Three months ended March 31,			Year ended March 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	162,994	156,778	24,314	635,122	662,999	102,822
Direct costs	(34,440)	(34,594)	(5,365)	(130,611)	(144,598)	(22,425)
Gross profit	128,554	122,184	18,949	504,511	518,401	80,397
Operating expenses
Research and development	(2,660)	(2,277)	(353)	(9,907)	(8,964)	(1,390)
Sales and marketing	(34,960)	(37,221)	(5,772)	(127,927)	(148,155)	(22,977)
General and administrative	(41,411)	(43,015)	(6,671)	(131,681)	(169,952)	(26,357)
Total operating expenses	(79,031)	(82,513)	(12,796)	(269,515)	(327,071)	(50,724)
Operating income	49,523	39,671	6,153	234,996	191,330	29,673
Other expense, net
Interest income	4,708	4,451	690	18,252	18,218	2,825
Interest expense	(25,238)	(27,991)	(4,341)	(101,102)	(107,967)	(16,744)
Exchange loss	(82)	(13)	(2)	(231)	(972)	(151)
Dividend income	—	—	—	2,344	49,198	7,630
Impairment loss on available-for-sale equity securities	—	—	—	—	(8,361)	(1,297)
Others	101	503	78	861	(113)	(18)
Total other expense, net	(20,511)	(23,050)	(3,575)	(79,876)	(49,997)	(7,755)
Income before income tax	29,012	16,621	2,578	155,120	141,333	21,918
Income tax expense	(11,664)	(8,590)	(1,332)	(47,327)	(50,000)	(7,754)
Net income	17,348	8,031	1,246	107,793	91,333	14,164
Net (loss)/income attributable to non-controlling interests	(425)	213	33	(501)	(363)	(56)
Net income attributable to China Cord Blood Corporation’s shareholders	16,923	8,244	1,279	107,292	90,970	14,108

Net income per share:
Attributable to ordinary shares
- Basic	0.23	0.18	0.03	1.36	1.25	0.19
- Diluted	0.23	0.18	0.03	1.36	1.25	0.19

Other comprehensive income
- Foreign currency translation adjustment, net of nil income taxes	1,360	2,476	384	4,642	(19,124)	(2,966)
- Unrealized gain/(loss) in available-for-sale equity securities and other comprehensive income, net of nil income taxes:
- Unrealized gain/(loss) arising during the period/year	12,934	(8,372)	(1,298)	(25,675)	32,312	5,011
- Reclassification adjustment for losses included in net income	—	—	—	—	8,361	1,297
Comprehensive income	31,642	2,135	332	86,760	112,882	17,506

Comprehensive (loss)/income attributable to non-controlling interests	(425)	213	33	(501)	(363)	(56)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	31,217	2,348	365	86,259	112,519	17,450

Other Events

On June 14, 2016, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and year ended March 31, 2016. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated June 14, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: June 14, 2016